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                              March 8, 2023

       Todd Branning
       Chief Financial Officer
       NeuBase Therapeutics, Inc.
       350 Technology Drive
       Pittsburgh, PA 15219

                                                        Re: NeuBase
Therapeutics, Inc.
                                                            Form 10-K for the
Year Ended September 30, 2022
                                                            Filed December 21,
2022
                                                            File No. 1-35963

       Dear Todd Branning:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Year Ended September 30, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       89

   1. Given the significant fluctuations in research and development expense during the years presented as well as in
the subsequent interim period, please revise your future filings to disclose the drivers of
the changes. As part of your response, address the following:
                                                            To the extent
possible, quantify the impact of your October 2022 restructuring and refocusing of
development projects on the amounts incurred.
                                                            Disclose the costs
incurred during each period presented for each of your key
                                                             research and
development projects. If you do not track your research and
                                                             development costs
by project, please disclose that fact and explain why you do not maintain and
evaluate research and development costs by project. Provide other quantitative or
qualitative disclosure that provides more transparency as to the type of research and
development expenses incurred (i.e. by nature or type of expense) which should reconcile
to total research and development expense on the Statements of
 Todd Branning
NeuBase Therapeutics, Inc.
March 8, 2023
Page 2
              Operations.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jenn Do at (202) 551-3743 or Kevin Vaughn at (202) 551-3494 with any questions.



FirstName LastNameTodd Branning                           Sincerely,
Comapany NameNeuBase Therapeutics, Inc.
                                                          Division of
Corporation Finance
March 8, 2023 Page 2                                      Office of Life
Sciences
FirstName LastName